September 13, 2010
Ms. Kathryn T. Jacobsen
Senior Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Grand Canyon Education, Inc.
Form 2009 10-K for Fiscal Year Ended December 31, 2009
Filed February 18, 2010
Definitive Proxy Statement
Filed April 7, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 4, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
Filed August 9, 2010
Form 8-K
Filed on August 18, 2010
File No. 1-34211
Dear Ms. Jacobsen
This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated August 31, 2010, to Mr. Brian E. Mueller, Chief Executive Officer of Grand Canyon Education, Inc. (the “University”), regarding the University’s Annual Report on Form 2009 10-K for the fiscal year ended December 31, 2009, filed on February 18, 2010 (the “2009 10-K”), the University’s Definitive Proxy Statement on Schedule 14A, filed on April 7, 2010 (the “Proxy Statement”), the University’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010, filed on May 4, 2010 and August 9, 2010, respectively (the “First Quarter 10-Q” and “Second Quarter 10-Q,” respectively), and the University’s Current Report on Form 8-K Filed August 18, 2010 (the “8-K”).
This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the University’s response. Page references are to the page numbers of the applicable filings, as they appear on EDGAR.

Ms. Kathryn T. Jacobsen
United States Securities and Exchange Commission
September 13, 2010

2009 10-K
Item 1. Business, page 4
Regulation of Federal Student Financial Aid Programs, page 21
Staff’s Comment:
1.	Explain the reasons behind the Department of Education’s decision to provisionally certify the company to participate in Title IV programs with conditions.
University’s Response:
The University directs the Staff to the following explanation of the reasons behind the Department of Education’s decision to provisionally certify the University to participate in the Title IV program with conditions, which appears on page 25 of the 2009 10-K:
“When we were recertified by the Department of Education in 2005 to continue participating in the Title IV programs, the Department of Education advised us that we did not satisfy its standards of financial responsibility, based on our fiscal year 2004 financial statements, as submitted to the Department of Education. As a result of this and other concerns about our administrative capability, the Department of Education required us to post a letter of credit, accept restrictions on the growth of our program offerings and enrollment, and receive Title IV funds under the heightened cash monitoring system of payment rather than by advance payment.”
As is discussed on pp. 25, 32, 37 and elsewhere in the 2009 10-K, based on a review of the University’s 2005 financial statements, the Department of Education eliminated the letter of credit condition and allowed the growth restriction condition to expire in 2006, and thereafter eliminated the heightened cash monitoring condition in August 2007. As a result, the University has not been subject to any conditions to its participation in the Title IV programs since August 2007 (more than a year before it went public). The University’s current month-to-month provisional certification is the result of the Department of Education’s failure to act on the University’s application for re-certification, which has been pending since March 2008 (see discussion on p. 32 of the 2009 10-K and elsewhere).
Staff’s Comment:
2.	Disclose the company’s composite score (discussed on page 24) for the years being presented.
University’s Response:
As discussed on p. 25 of the 2009 10-K, the DOE’s composite score is based on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. An institution must have a composite score of at least 1.5 for the institution to be deemed financially responsible without the need for further Department of Education oversight. The University notes that, under Department of Education regulations, financial statements and composite score calculations for a prior fiscal year are not due until June 30 of the following fiscal year, approximately four months after the University is required to file its Annual Report on Form 10-K, so that a final composite score calculation for the most recent year presented in a Form 10-K may not be completed by the time such Form 10-K is required to be filed.
The University discloses on p. 25 of the 2009 10-K that its composite score has exceeded the relevant 1.5 threshold since 2006. The University supplementally informs the Staff that its actual composite scores for its fiscal years ended December 31, 2007, 2008, and 2009 were 2.0, 2.9 and 2.9, respectively, indicating financial strength at the high end of the Department of Education’s scale. The University will include its actual composite scores for the fiscal years presented in future Form 10-K filings (or, if such an actual composite score is not yet available for the most recent year presented, its estimate of what its composite score will be when finally calculated).

Ms. Kathryn T. Jacobsen
United States Securities and Exchange Commission
September 13, 2010

The “90/10 Rule,” page 25
Staff’s Comment:
3.	Disclose and describe any controls in place to monitor compliance with the “90/10 Rule” requirement.
University’s Response:
While the 90/10 rule is an annual test, the University monitors its ongoing status under the rule on a quarterly basis throughout the year in accordance with its ordinary course financial reporting controls. The University supplementally advises the Staff that, with respect to 90/10 compliance, each quarter the University’s accounting department determines the amount of cash received from Title IV funds (which makes up the numerator) and the amount of the University’s total cash basis revenue (which makes up the denominator) and calculates its 90/10 status in accordance with the rule using custom reports from the University’s financial system. This calculation is then reviewed for accuracy by the University’s Controller and Chief Financial Officer. In addition to the foregoing, the University monitors any regulatory changes and guidance regarding the 90/10 rule on a continuous basis and makes any modifications as necessary to its internal calculations to ensure compliance. Because this calculation, and the related compliance controls, are part of the University’s ordinary course financial reporting controls, it does not believe that a separate description and discussion of its internal controls related to this aspect of its financial reporting is necessary or material. The University also notes that, separate and apart from the 90/10 calculation process and controls described above, the University’s annual calculation is also reviewed by its outside accounting firm as part of its annual audit.
Return of Title IV Funds for students who withdraw, page 26
Staff’s Comment:
4.	Per your disclosure, using the Department of Education’s formula under the “90/10 Rule” that was in effect prior to the August 2008 reauthorization of the Higher Education Act, for your 2009 and 2008 fiscal years, you derived approximately 82.5% and 78.6%, respectively, of your revenues (calculated on a cash basis) from Title TV program funds. These rates have been reviewed by your financial accounting firm as reflected in the notes to our audited financial statements for each fiscal year. However, on page 36 and elsewhere in the filing, you reported different percentages with respect to these Title IV program revenues. Please advise or revise.
University’s Response:
The University discloses on p. 26 of the 2009 10-K that, for 90/10 rule purposes, it “derived approximately 82.5% and 78.6%, respectively, of [its] revenues (calculated on a cash basis) from Title IV program funds,” as calculated in accordance with the Department of Education’s complex, cash basis regulatory formula. On the other hand, the University discloses on pp. 36, 44, and elsewhere that it “derived cash receipts equal to approximately 78.3% and 74.4%, respectively, of [its] net revenue from tuition financed under the Title IV programs.” This additional disclosure is not intended as a 90/10 calculation (which is done on a cash basis), but instead is intended to inform investors of the overall percentage of its GAAP, accrual basis revenue that is derived from Title IV funds. The University believes that its disclosure adequately distinguishes these two separate calculations and that both calculations are useful and informative to investors.

Ms. Kathryn T. Jacobsen
United States Securities and Exchange Commission
September 13, 2010

Incentive Compensation Rule, page 27
Staff’s Comment:
5.	We note that your non-cash awards have not been within the scope of any specific “safe harbor” provided in the compensation regulations. Tell us whether this practice has come under scrutiny by the Department of Education and how the company is confident that this practice does not violate the rule. Also, tell us how the practice of paying some related parties a percentage of the net revenue that you receive from applicants recruited by those entities (page 73) is consistent with the rule.
University’s Response:
The University’s incentive compensation practices for periods through August 2008 that were at issue in the qui tam litigation discussed on p. 28 of the 2009 10-K were the subject of the Department of Education’s Office of Inspector General subpoena that was served on the University in August 2008 in conjunction with the unsealing of, and in support of the Department of Education’s review of, the qui tam action. The OIG subpoena is described in detail on pp. 28, 37 and elsewhere in the 2009 10-K. The University completed its production of documents responsive to the OIG subpoena in 2009 and the OIG has taken no further action in connection with the subpoena since.
As discussed on p. 28 of the 2009 10-K, the Higher Education Act prohibits institutions that participate in the Title IV programs from providing any commission, bonus, or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment, admissions, or financial aid awarding activity. The Department of Education’s regulations, however, as currently in effect, set forth 12 “safe harbors” which describe certain categories of payments and arrangements that do not violate the incentive compensation rule. While the regulations do not address practices such as the provision of non-cash awards to enrollment personnel, they do make clear that the safe harbors are not a complete list of permissible practices under this law. In this regard, the Department of Education has in the past issued guidance under its regulations expressly permitting certain types of non-cash awards, such as paying for travel and related expenses incurred by covered employees for attendance at annual business meetings. The non-cash awards that were at issue in the University’s qui tam case, such as the University’s provision of group pizza parties, off-site luncheons, and occasional trips to the movies and baseball games, were of nominal financial value (especially when compared to the business and travel awards permitted by the Department of Education in its guidance) and did not even constitute reportable income under the federal tax code. Based on these factors, among others, the University believed then, and continues to believe today, that its compensation policies and practices that were at issue in the qui tam matter were not based on success in enrolling students in violation of applicable law.

Ms. Kathryn T. Jacobsen
United States Securities and Exchange Commission
September 13, 2010

With respect to the University’s revenue sharing arrangement discussed on p. 73, pursuant to safe harbor No. 12 under the incentive compensation rule, as currently in effect, if an institution uses an outside entity to perform activities for it, including recruitment or admission activities, the institution may make incentive payments to the third party entity without violating the incentive payment prohibition as long as the individuals performing the recruitment or admission activities on behalf of the third party entity are not compensated in a way that is prohibited by the incentive compensation rule. Based on representations that the University receives under its revenue sharing agreements to the effect that such entities’ compensation practices comply with applicable law, the University believes that its revenue sharing arrangements comply with this safe harbor.
Provisional Certification, page 33
Staff’s Comment:
6.	Please disclose the maximum period of your participation in the Title IV programs on a provisional basis if specified by the Department of Education.
University’s Response:
The University is not aware of any maximum period specified under applicable statutes or Department of Education regulations for participation in the Title IV programs on a provisional basis.
Item l.A. Risk Factors, page 36
We could lose our ability to participate in the Title IV programs if we fail to maintain our institutional.... page 39
Staff’s Comment:
7.	Tell us whether the possibility of the company losing its regional accreditation at the time of its next scheduled review in 2016-17 is too remote to constitute a risk to investors.
University’s Response:
As disclosed in the 2009 10-K, the University has been regionally accredited by the Higher Learning Commission since 1968 and was recently reaccredited in 2007 for the maximum term of 10 years. Given the improvements that the University has implemented in all aspects of the University’s operations, including in the areas of student performance, governance, integrity, educational quality, faculty, physical resources, administrative capability and resources, and financial stability, since the change of control transaction in 2004 and even since the reaccreditation in 2007, the University believes that, under the current standards and guidelines of the Higher Learning Commission, the possibility of its losing its regional accreditation at the time of its next scheduled review in 2016-2017 is too remote to constitute a risk to investors. Notwithstanding the foregoing, the University does provide risk factor disclosure on p. 40 of the 2009 10-K regarding the effects on its business if the University were to fail to maintain its accreditation for any reason.

Ms. Kathryn T. Jacobsen
United States Securities and Exchange Commission
September 13, 2010

We would lose our ability to participate in Title IV programs.... page 40
Staff’s Comment:
8.	Please disclose the most recent development on the Education Department’s OIG findings on the Higher Learning Commission.
University’s Response:
To the University’s knowledge, the Department of Education’s Office of Inspector General issued a final report in late May 2010 essentially reaffirming the recommendation set forth in its December 2009 report that the Department of Education should consider sanctions against the Higher Learning Commission, including taking action to terminate the Higher Learning Commission’s recognition by the Secretary of Education. We are not aware of any further material developments in this matter since the 2009 10-K. Should any material developments occur in the future, the University will update this risk factor as appropriate.
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 69
Staff’s Comment:
9.	The Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management’s discussion and analysis in future filings to provide additional analysis of the following issues: (i) the increase in your bad debt expenses over the last three years; (ii) the increasing number of scholarships you have awarded your students in each of the last three years; and (iii) whether management anticipates that you will maintain your recent growth rate with respect to both student enrollments and revenues.
University’s Response:
The University acknowledges the Staff’s comment and will expand and enhance its management’s discussion and analysis in future filings to provide additional analysis regarding: (i) the increase in its bad debt expenses over the last three years: (ii) the increasing number of scholarships it has awarded its students in each of the last three years; and (iii) its expectations as to future revenue and enrollment growth rates.

Ms. Kathryn T. Jacobsen
United States Securities and Exchange Commission
September 13, 2010

Critical Accounting Policies and Estimates, page 75
Revenue Recognition, page 100
Staff’s Comment:
10.	Please update your revenue recognition policy to provide a more detailed description of your estimation of revenues based on the days’ approach in a term based environment. Refer to your disclosures on pages 26 and 121. Additionally, disclose
•	how it applies to tuition on courses offered through nontraditional modality

•	When you recognize into revenues tuition forfeitures or earned Title IV funds after the prescribed withdrawal threshold periods.
University’s Response:
As discussed on p. 75 of the 2009 10-K, the University’s net revenues consist primarily of tuition and fees derived from courses taught online, at its traditional campus in Phoenix, Arizona, and onsite at facilities of employers, as well as from related educational resources such as access to online materials. The University recognizes tuition revenue and most fees and related educational resources pro-rata over the applicable period of instruction, net of scholarships provided. The University maintains an institutional tuition refund policy which provides for all or a portion of tuition to be refunded if a student withdraws during stated refund periods. Certain states in which students reside impose separate, mandatory refund policies which override the University’s policy to the extent in conflict. If a student withdraws during a refund period, the University will refund all or a portion of tuition already paid pursuant to its institutional refund policy or, if applicable, any mandated state refund policy. If a student withdraws at a time when only a portion, or none, of the tuition is refundable, then, in accordance with its revenue recognition policy, the University continues to recognize the tuition that was not refunded as revenue pro-rata over the applicable period of instruction. The University will update its revenue recognition policy disclosures to include this information in future filings. The University supplementally advises the Staff that, because it recognizes revenue pro-rata over the term of the course and because, under its institutional refund policy, the amount subject to refund is never greater than the amount of the revenue that has been deferred, revenue is never recognized with respect to amounts that could potentially be refunded.
During the quarter ended September 30, 2009, the University refined the manner in which it recognizes revenue pro-rata over the applicable period of instruction. Historically, the University had recognized revenue for its 16-week academic terms pro-rata on a monthly basis over the four month period beginning with the month in which the term generally started and ending with the month in which the term ended (known as the “months approach”). The University believed that this method for recognizing revenue was appropriate insofar as the University previously operated on the basis of six term starts each year for nontraditional online students (i.e., once every two months) and three term starts each year for traditional ground students (i.e., once every four months) and such terms generally started during the first week of a calendar month. However, in connection with the University’s decision to increase the number of term starts offered for nontraditional students from six each year to multiple

Ms. Kathryn T. Jacobsen
United States Securities and Exchange Commission
September 13, 2010

term starts during any given calendar month, as well as in anticipation of the University’s planned 2010 conversion from a term-based institution to a non-term, borrower-based institution for Title IV purposes, the University determined it should recognize revenue based on the more precise “days approach”. Under a days approach, the University recognizes revenue pro-rata on a daily basis beginning on the day a course starts and ending on the day the course ends. The application of the days approach did create materially different results in certain prior interim periods. For example, under the months approach, assuming the Spring term began on January 4th and ended on April 25th, the University would have recognized 25% of the net revenue for that term in January, 25% in February, 25% in March, and 25% in April, whereas under the days approach, the University would recognize 24% of the net revenue for that term in January, 25% in February, 28% in March, and 23% in April. The application of the days approach, however, did not create material differences in revenue among prior annual periods because most, if not all, of the University’s courses (both traditional and nontraditional) end prior to the end of the calendar year (and thus do not straddle a fiscal year end) in order to allow all students a year-end holiday break.
7. Notes Payable and Other, page 106
Staff’s Comment:
11.	Please expand your disclosure to include the significant operating and financial restrictions imposed under your loan agreement, including but not limited to your disclosure on page 56.
University’s Response:
The University acknowledges the Staff’s comment and in future filings will expand its disclosure of the significant operating and financial restrictions imposed under its loan agreement.
18. Quarterly Results of Operations (Unaudited), page 121
Staff’s Comment:
12.	Tell us why it was appropriate to restate interim periods to apply the “days approach” revenue recognition methodology prior to your conversion from a term-based to a non-term borrower based financial aid system. Specifically, we note your disclosure on page 26 concerning “moving from a term-based environment to a borrower-based non-term environment starting in April, 2010” but that you restated interim periods prior to July 1, 2009 in preparation for the conversion.
University’s Response:
As is discussed in the response to Comment No. 10 above, the University’s determination to refine its revenue recognition policy from a “months approach” to a “days approach” was made not just in anticipation of its conversion from a term-based institution to a non-term, borrower-based institution, but also, and importantly, as a result of its decision to increase the number of term starts offered for nontraditional students from six each year to multiple term starts during any given calendar month, which occurred in 2009. Prior to the University’s application of the “days approach”, the University believed application of

Ms. Kathryn T. Jacobsen
United States Securities and Exchange Commission
September 13, 2010

the “months approach” resulted in revenue being recognized on a basis materially consistent with the “days approach”. However, upon evaluating the impact of applying the days approach on prior periods, the University noted that while the “months approach” recognized revenue on a basis that materially approximated the annual revenue recognized under the “days approach”, it created materially different results in certain historical interim periods and, as a result, the University concluded that due to the material effects of applying the more precise “days approach” on its previously reported interim periods, the University must restate its quarterly financial information for 2008 and for the first two quarters of 2009 as a correction of an error in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 250, Accounting Changes and Error Corrections (“ASC 250”).
Proxy Statement
Staff’s Comment:
13.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
University’s Response:
The University supplementally advises the Staff that the compensation committee of its board of directors, during the preparation of the University’s proxy statement, including the compensation discussion and analysis section, reviewed and discussed the University’s compensation policies and practices for senior management, including its named executive officers. Based on that review, and with input from the University’s management, the compensation committee determined that that there are no known potential risks arising from the University’s compensation polices or practices that are reasonably likely to have a material adverse effect on the University. In this regard, the compensation committee took note of the fact that:
•	The University pays base salaries that it believes are competitive and that are generally intended to constitute the largest component of cash compensation. The University believes that this emphasis on paying competitive base salaries that are not at risk for University performance discourages inappropriate risk taking;

•	The University’s non-equity incentive plan focuses on the achievement of University-wide revenue and EBITDA targets and individual non-financial performance metrics (which can include metrics based on compliance with regulatory or other risk management policies). The University believes that the design of this plan prevents participants from being able to materially enhance their bonus prospects through excessive or inappropriate risk-taking;

•	The cash payments that may be made to the University’s named executive officers under its non-equity incentive plan are subject to stated maximum limits, which the University believes mitigates any risks that its named executive officers may take; and

Ms. Kathryn T. Jacobsen
United States Securities and Exchange Commission
September 13, 2010

•	The stock option grants made to the University’s named executive officers, and all other employees, under the University’s equity incentive plan all vest in annual increments over a period of five years, which the University believes discourages excessive or inappropriate short-term risk taking.
As a result of this review, the compensation committee determined that further risk analysis was unnecessary.
Impact of Performance on Compensation, page 20
Staff’s Comment:
14.	We note that 20% of each named executive officer’s payment under your non-equity incentive plan was based on the achievement of individual performance goals. In future filings please clarify what goals and targets were exceeded, achieved or underachieved for each named executive officer and how the contributions for each element resulted in the compensation awarded. See Item 402(b)(2)(vii) of Regulation S-K.
University’s Response:
The University acknowledges the Staff’s comment and in future filings will clarify which goals and targets were exceeded, achieved or underachieved for each named executive officer and how the contributions for each element resulted in the compensation awarded in accordance with Item 402(b)(2)(vii) of Regulation S-K.
First Quarter 10-Q
3. Restatement of Financial Statements, page 8
Staff’s Comment:
15.	Per your disclosure, revenue recognition method under the days approach created materially different results in certain interim periods, “due to the timing of the start of the terms and the scheduled breaks,” but annual revenue approximated revenues recognized under the monthly approach. It would appear that for the annual amounts in 2008 under the two different methods to reconcile, a true-up under the days’ approach would have been required in the fourth quarter. Tell us what that amount was.
University’s Response:
As discussed in Comment No. 10 above, most, if not all, of the University’s courses (both traditional and nontraditional) end prior to the end of the calendar year (and thus do not straddle a fiscal year end) in order to allow all students a year-end holiday break. New courses then generally begin in early January of the following calendar year. Accordingly, no true up was necessary.

Ms. Kathryn T. Jacobsen
United States Securities and Exchange Commission
September 13, 2010

Staff’s Comment:
16.	Tell us more in detail how the change in the revenue recognition approach would impact or has impacted the timing of certain expenses, specifically salaries and benefits for faculty and revenue share arrangements.
University’s Response:
The University employs a majority of its faculty on a course-by-course basis for a specified fee which is paid over the term of the course. In addition, the University is a party to revenue sharing arrangements with third party entities pursuant to which it pays such entities a percentage of the net revenue that it receives from applicants recruited by such entities that matriculate at the University. The University incurs faculty compensation and revenue sharing expenses on a pro-rata basis consistent with the method in which it recognizes revenue. When the University refined its revenue recognition policy to the days approach, it also refined the manner in which it recognizes these expenses in order to maintain consistency.
Critical Accounting Policies and Use of Estimates, page 13
Staff’s Comment:
17.	We note your disclosure that “there have been no significant changes in your critical accounting policies.” Notwithstanding, it appears that your conversion from a term-based to a non-term, borrower-based financial aid system would have impacted the timing and recognition of revenues, particularly in connection with the timing of tuition earned following student withdrawals. Specifically, we note your disclosure on page 26 of the Form 2009 10-K that “based on the change to a non-term environment, you anticipate an increase in the Title IV program funds to be returned to lenders or the Department of Education. Please advise or revise.
University’s Response:
The University supplementally advises the Staff that operating as a non-term, borrower-based institution rather than a term-based institution does not have any impact on the timing and recognition of revenues. As is discussed in the response to Comment No. 10 above, the University recognizes tuition revenue and most fees and related educational resources pro-rata over the applicable period of instruction, net of scholarships. The University refunds tuition following a student’s withdrawal in accordance with its institutional refund policy or, if applicable, a refund policy mandated by the state in which the student resides.

Ms. Kathryn T. Jacobsen
United States Securities and Exchange Commission
September 13, 2010

The University evaluates “return to Title IV” calculations separately from its institutional refund process. When it operated in a term-based environment, the University calculated its returns to Title IV based on the number of completed days in a term as a percentage of the total days in the term, with the exception that, with respect to courses offered in a modular setting (i.e. those offered to nontraditional students as two eight week courses in a term), if a student completed the first course but withdrew prior to the second course, then the full financial aid award was earned by the student and no return to Title IV calculation was done. In this scenario, the University did not recognize any revenue with respect to the second course and the entire amount of tuition for the second course, having been earned by the student for Title IV purposes, was paid to the student.
In April 2010, the University converted from a term-based environment to a non-term, borrower-based environment. In a non-term, borrower-based environment, the University operates on a 24-credit academic year/12-credit payment period for its undergraduate students, who must take three courses during each payment period, and a 12-credit academic year/6-credit payment period for its graduate students, who must take two courses during each payment period. The University then calculates returns to Title IV based on the percentage of the payment period attended in comparison to the full payment period (there is no module concept in a non-term, borrower-based environment). In this environment, a student (whether undergraduate or graduate) must complete greater than 60% of the payment period in order to earn the full financial aid award. Thus, if a student completes the first course but withdraws prior to the second one and therefore does not complete greater than 60% of the payment period, then the full financial aid award is not earned by the student. In such case, the University, again, does not recognize any revenue with respect to the second course, but this time the University must perform a return to Title IV calculation and most, if not all, of the refund would be returned to the lender or the Department of Education.
Since, under the non-term, borrower-based system, a student generally must complete two of the courses in a payment period to earn the full financial aid award, as opposed to just a single course under the term-based module approach, the University anticipates that it will experience an increase in the Title IV funds that will need to be returned to lenders or the Department of Education. The conversion to the non-term, borrower-based system, however, has no impact on the timing or recognition of revenue.
It should be noted that returns to Title IV could result in the University returning funds to the lender or the Department of Education in excess of the funds retained to cover tuition and other institutional charges or otherwise recognized as revenue. This is often caused by the fact that a student can apply for, and may be eligible to receive, financial aid in excess of the amount of institutional charges, which excess is returned to the students for living expenses. In instances in which the University has to make a return to Title IV in excess of the amount it has retained or recognized as revenue, the University books a receivable and attempts to collect this amount from the student.

Ms. Kathryn T. Jacobsen
United States Securities and Exchange Commission
September 13, 2010

Second Quarter 10-Q
Department of Education Program Review, page 16
Staff’s Comment:
18.	We note that you have not been informed which of your liberal arts programs the Department of Education believes may have been ineligible under Title IV, but please disclose the aggregate Title IV monies you received in connection with all of your liberal arts programs during the period under review.
University’s Response:
The University acknowledges the Staff’s comment, but respectfully disagrees with the notion that disclosing the aggregate Title IV monies that it received in connection with all of its liberal arts programs during the period under review is appropriate. In fact, the University believes that such a disclosure not only would be premature, but, because it likely would be viewed by investors as an estimate of the potential range of penalties that could be imposed as a result of the program review, would be materially misleading and could cause material harm to investors. In this regard:
•	Under the Department of Education’s administrative procedures, the University understands that program reviews typically follow a process in which (i) the program review is conducted and completed, (ii) the Department of Education program review team provides the target company with an oral exit interview at which initial concerns and potential adverse findings of noncompliance, if any, are expressed and reviewed, (iii) a written preliminary program review report containing the Department of Education’s proposed findings of noncompliance, which is prepared by the program review team and reviewed and signed off on by the applicable Area Case Director, is delivered to the target company, (iv) the target company is given the opportunity to review the preliminary report, engage in discussions with the Department of Education concerning the substantive merits of any proposed findings, and provide information which may counter one or more of the findings in the preliminary report, and (v) based on, and following, such an information exchange with the target company concerning the preliminary report, the Department of Education prepares and delivers a final determination letter which contains its official findings of noncompliance, if any, and proposed remedies, if applicable.

•	With respect to the program review conducted at the University during the week of July 19, 2010, none of the foregoing procedures has yet occurred or been completed. To the University’s knowledge, the program review remains open, and the University has not received a formal exit interview, preliminary report or final determination letter setting forth any preliminary or final findings.

•	While the program review team did express certain concerns regarding the University’s liberal arts programs following the conclusion of the on-site portion of the program review, to the University’s knowledge, these concerns are still under review. As disclosed in the Second Quarter 10-Q, following the site visit, the program review team requested additional information from the University that would help determine whether the University’s liberal arts degree programs were eligible under Title IV because they did provide training to prepare students for gainful employment in a recognized occupation. The University delivered information responsive to this request in mid-August, which information the University believes demonstrates that each of its liberal arts programs met this requirement, and is currently awaiting a further response from the program review team.

Ms. Kathryn T. Jacobsen
United States Securities and Exchange Commission
September 13, 2010

•	Notwithstanding the concern expressed by the program review team concerning the University’s liberal arts programs, the University has subsequently been orally informed that such concern does not extend to all of its liberal arts programs. Again, however, the programs as to which the program review team appears not to have concern have not been identified with specificity.

•	Finally, as the University disclosed in the Second Quarter 10-Q, the issue with respect to the liberal arts programs is whether certain such programs offered within the University’s College of Liberal Arts provided students with training to prepare them for gainful employment in a recognized occupation. This “gainful employment” standard has been a requirement for Title IV eligibility for programs offered at proprietary institutions of higher education such as Grand Canyon University. Under legislation passed by Congress in 2008 and effective as of July 1, 2010, however, the “gainful employment” standard no longer applies to designated liberal arts programs offered by proprietary institutions that have held accreditation by a regional accrediting agency since a date on or before October 1, 2007. The University has held a regional accreditation since 1968 and, accordingly, its liberal arts programs are currently exempted from the gainful employment standard. Further, the University is not aware that the Department of Education has ever imposed penalties on a proprietary institution based on the notion that liberal arts degrees do not lead to gainful employment. Given these factors, it is not clear to the University why the Department of Education has raised the issue at this time or whether the Department of Education will pursue this issue through the program review process.
Based on the foregoing, the University believes that, at this point, any further disclosure about its program review, or any possible findings, would be premature. In addition, the University believes that any disclosure that focuses on the aggregate Title IV monies that it received in connection with all of its liberal arts programs during the period under review as a potential guidepost for any penalties that may be imposed on the University as a result of the program review would be misleading, as it would materially overstate the likely penalties, if any, to which the University could become subject if the expressed concerns ever become formal findings. In this regard, to the University’s knowledge, penalties imposed for these types of regulatory violations typically are based upon a formula that focuses on the amount of such Title IV monies that have been the subject of student loan defaults rather than simply the gross amount. When the University believes it has sufficient information regarding the likely outcome of the program review that it can make an informed disclosure to its investors, it will do so at an appropriate time.
Balance Sheets, page 4
Staff’s Comment:
19.	Tell us the nature of the significant increase in restricted cash, accounts receivable, and deferred revenue and student deposits as of the quarter just ended compared to your 2009 year-end.
University’s Response:
In a term-based Title IV environment, Title IV disbursements are generally based on three academic terms per year and institutions operating on this basis are generally allowed to bring in up to 33% of a student’s academic year financial aid at the start of each term, with the majority of such amounts being treated as unrestricted cash and deferred revenue (or a student deposit liability depending on if the course had begun or not) until the revenue is recognized. In a non-term, borrower-based environment, on the other hand, Title IV disbursements are generally based on a 24-credit academic year/12-credit payment period for graduate students and a 12-credit academic year/6-credit payment period for graduate students. Institutions operating on this basis are generally allowed to bring in up to 50% of a student’s academic year financial aid at the start of a program. If this financial aid is received for courses that have begun, then it is treated as unrestricted cash and deferred revenue until the revenue is recognized. If the financial aid is received for courses that have not yet begun, then it is treated as restricted cash and a student deposit liability. As a result of the University’s move to a non-term, borrower-based environment, the University receives a greater proportion of student financial aid prior to the time courses have begun, which has resulted in the shift of unrestricted cash to restricted cash.

Ms. Kathryn T. Jacobsen
United States Securities and Exchange Commission
September 13, 2010

In addition, as discussed in the response to Comment No. 10 above, historically the University offered only six starts per year, typically in the first week of a month. Thus, it had at least a full month to collect amounts due from students prior to the end of a quarter. In connection with its move to offering more starts, the University had starts in the last two weeks of June 2010 with respect to which it did not bring in financial aid until July. This crossover caused the significant increase in accounts receivable between December 31, 2009 and June 30, 2010.
8-K
Staff’s Comment:
20.	Tell us why the DOE objected to proposed settlement. We also note the last sentence of your press release included as Exhibit 99.1 to your filing. Tell us the significance of the condition to the settlement agreement permitting the DOE to initiate “other administrative actions” against the University. It would appear that the DOE always has the power to bring an administrative action against the University.
University’s Response:
In the First Quarter 10-Q filed on May 4, 2010, the University disclosed that it and the plaintiff/relator had submitted a proposed settlement agreement to the court for approval and that, under a scheduling order set by the court, the United States could file objections to the proposed settlement on or before May 28, 2010. The University further disclosed that the settlement agreement, and the ultimate dismissal of the action, was subject to the court’s approval, that the court had the authority to approve the proposed settlement over the United States’ objections, if any, and that the court had set a hearing on approval, modification, or rejection of the proposed settlement for June 10, 2010.
In the University’s Current Report on Form 8-K, filed on June 14, 2010, the University disclosed that the United States had filed objections to the proposed settlement, that the June 10, 2010 hearing had been held, and that the court had made several rulings. First, the court approved two provisions of the settlement agreement to which the United States had objected, which provided for (i) the amount and terms of payment of the settlement, and (ii) the University to be released from future False Claims Act claims (i.e. qui tam actions) with respect to all conduct of the same subject matter as the conduct at issue in the qui tam litigation (the “covered conduct”) through the execution date of the settlement agreement. With respect to the first approved provision, the United States had generally objected to the fact that the settlement payment could be delayed until September 1, 2011 unless the Department of Education issued a full 3-year program participation agreement to the University. With respect to the second approved provision, the Department of Education (despite having approved similar provisions in other qui tam settlements) had objected to allowing the release date to extend through the April 28, 2010 execution date of the settlement agreement, rather than through the date in August 2008 when the qui tam case was originally unsealed.

Ms. Kathryn T. Jacobsen
United States Securities and Exchange Commission
September 13, 2010

The University further disclosed that the court had asked for further briefing on two additional provisions to which the United States had objected, which provided for (i) the University to be released from future Department of Education administrative actions with respect to the covered conduct, and (ii) a confirmation that the University had fully complied with the related OIG subpoena (the “contested provisions”). With respect to both of these contested provisions, the United States had generally argued that the court did not have jurisdiction over, or the power to limit, the Department of Education’s administrative powers and thus, as it relates to the first contested provision, could not approve a settlement agreement in which the relator, on behalf of the Department of Education, purported to release the University from Department of Education administrative actions with respect to the covered conduct. The United States’ reasons for objecting to the settlement, and its complex legal arguments in favor of its positions, are set forth in its court filings, all of which are publicly available.
As disclosed in the University’s Current Report on Form 8-K filed on August 17, 2010, the court approved a final settlement agreement that includes the first contested provision, but does not include the second. When approving the first contested provision, the court noted that its ability to approve such a provision was a question of first impression and not settled, but also expressed concern with the prospect that the Department of Education could collect its portion of the qui tam settlement with respect to the covered conduct and then later impose additional administrative penalties based on the identical covered conduct. Rather than opine on this issue, the court approved a provision which provides for a release, given by the relator acting on behalf of the Department of Education, “to the fullest extent permitted by law” from future Department of Education administrative actions with respect to the covered conduct. In any event, as noted in the 8-K, notwithstanding the settlement agreement, the Department of Education retains the power it currently possesses to bring other administrative actions against the University for conduct, if any, not covered by the qui tam settlement.
* * *
In response to the Staff’s comments, the University further acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 639-6820.
Very truly yours,
Daniel E. Bachus
Chief Financial Officer